Filed pursuant to Rule 433
Registration No. 333-253585
May 4, 2021
PRICING TERM SHEET

Issuer:	AEP Texas Inc.
Expected Ratings*:	Baa2 (stable) by Moody’s Investors Service, Inc. A- (negative) by S&P Global Ratings, a division of S&P Global Inc. BBB+ (stable) by Fitch Ratings, Inc.
Designation:	Senior Notes, Series J, due 2051
Principal Amount:	$450,000,000
Maturity:	May 15, 2051
Coupon:	3.45%
Interest Payment Dates:	May 15 and November 15
First Interest Payment Date:	November 15, 2021
Treasury Benchmark:	1.625% due November 15, 2050
Treasury Yield:	2.266%
Reoffer Spread:	T+120 basis points
Yield to Maturity:	3.466%
Price to Public:	99.702% of the principal amount thereof
Transaction Date:	May 4, 2021
Settlement Date:	May 6, 2021 (T+2)
Redemption Terms:
Make-whole call:	Prior to November 15, 2050 at a discount rate of the Treasury Rate plus 20 basis points
Par call:	On or after November 15, 2050 at par
Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	00108W AN0/US00108WAN02
Joint Book-Running Managers:	CIBC World Markets Corp. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC
Co-Managers:	Academy Securities, Inc. Loop Capital Markets LLC
*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting CIBC World Markets Corp. toll-free at 1-800-282-0822, MUFG Securities Americas Inc. toll-free at 1-877-649-6848, Scotia Capital (USA) Inc. toll-free at 1-800-372-3930 or TD Securities (USA) LLC toll-free at 1-855-495-9846.